Exhibit A

Diana Corporate Contact:

Margarita Veniou

Chief Corporate Development, Governance &

Communications Officer and Board Secretary

Tel: + 30-210-9470-100

Email: mveniou@dianashippinginc.com

Website: www.dianashippinginc.com

X: @Dianaship

Diana Investor Relations Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

Tel: (212) 661-7566

Email: diana@capitallink.com

Diana Media Contact:

Mark Semer / Grace Cartwright

Gasthalter & Co.

Tel: (212) 257-4170

DianaShipping@gasthalter.com

DIANA SHIPPING INC. WITHDRAWS OFFER TO ACQUIRE GENCO SHIPPING &
TRADING FOLLOWING GENCO BOARD'S OUTRAGEOUS DEMANDS

Following Nine Months of Avoiding Engagement, Genco Board Demands Consideration Valued at
Approximately $36.91 Per Share — a 57% Premium to Genco’s Undisturbed Share Price at the Time of
Diana’s Last Offer

Genco’s Demands Are Completely Disconnected from the Reality of What a Credible Buyer Could
Reasonably Be Expected to Pay

Shareholders Should Question Whose Interests Their Board Is Actually Serving

By Making Demands That Can’t Possibly Be Met, Shareholders are Effectively Being Prevented from
Realizing an Attractive Premium, As Board Makes its Misalignment with Shareholders and Primary
Focus on its Personal Interests Crystal Clear

Diana Remains Genco's Largest Shareholder and Will Continue to Raise These Issues and Hold the
Board Accountable for Every Commitment It Has Made.

Athens, Greece – August 14, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”) today announced that it has withdrawn its offer to acquire all outstanding Genco shares not already owned by Diana, comprised of $24.80 in cash (adjusted for Genco's recently declared dividend of $0.80 per Genco share) plus one Diana share valued at $2.54 based on Diana's 30-day volume-weighted average price as of June 16, 2026. Diana continues to have significant conviction in the strategic and financial merits of a combination with Genco, but is withdrawing its offer because the Genco Board has adopted a position that Diana believes no credible acquiror could realistically meet and that raises serious and legitimate questions about whether the Genco Board's interests remain aligned with those of Genco's shareholders.

The Genco Board's demands were first conveyed in a meeting with Genco’s financial advisor on August 13, 2026, after which they were reviewed by the Diana Board of Directors. The demands were then reiterated in a letter to Diana dated August 14, 2026.

The demands are for consideration comprised of $27.50 per share in cash (purportedly to reflect Genco's NAV), $2.00 per share in dividends (reflecting payouts for the third and fourth quarters of 2026 based on Genco's own dividend guidance), and three Diana shares per Genco share. Based on Diana's closing share price on Thursday, August 13, 2026 of $2.47, these demands imply total consideration of approximately $36.91 per Genco share, representing a 42% premium to Genco’s August 13, 2026 closing share price and a 57% per share premium to Genco’s closing share price on June 16, 2026, the day prior to Diana’s most recent offer.

In addition, the three Diana shares Genco demanded would result in Genco shareholders would owning approximately 47% of the combined company — meaning Genco is simultaneously demanding what they believe to be full NAV in cash, $2.00 per share in future dividends and nearly half the combined entity's upside.

Genco shareholders deserve to understand why the Genco Board has adopted this position, the financial analysis that supports it, and how management intends to deliver equivalent or superior value if Genco remains independent.

The answer to those questions may lie in a simple and uncomfortable reality. By going to all lengths to avoid a transaction, management keeps its positions, its compensation, and its control. Shareholders, on the other hand, lose the opportunity to receive a substantial and certain premium at a high point in the shipping cycle. Those interests are completely misaligned, and shareholders should ask the Genco Board to explain precisely whose interests it was serving when it effectively rejected a credible, fully financed offer by making price demands that no credible buyer could meet.

This concern is compounded by the Genco Board's track record of using convoluted valuations to support its own interests. Diana's proposals have consistently been based on the same VesselsValue broker valuations Genco itself used for more than five years, including to calculate fleet values in its Q4 2025 earnings presentation published in February 2026. Concerningly, since Diana made its initial offer, Genco abandoned VesselsValue in favor of sell-side analyst NAV estimates, but Genco’s current demands use asset values from the ship broker arms of Clarksons and Fearnleys to support its purported NAV of $27.50 per share. This is significantly above the Clarksons equity analyst NAV quote of $25.40 per share, the Fearnleys equity analyst NAV quote of $25.00 per share, and Diana’s calculation of approximately $25.00 per share using asset values from VesselsValue. As such, Genco’s demand represents a premium of at least 46% to those NAV estimates.

Further, the NAV figures Genco touts fail to account for the cost of selling its fleet and liquidating the company, including brokerage fees and the significant severance expense Genco would incur under its recently adopted “retention plan”, which itself benefits management at shareholders' expense. The Genco Board is using self-serving and misleading NAV figures to manufacture a basis for rejection, preserve management's positions, and further entrench itself rather than maximizing value for the shareholders it is supposed to serve. Further, Genco management spent nearly $17 million of shareholder dollars in the first half of 2026 to protect their personal interests.

Semiramis Paliou, Diana’s Chief Executive Officer, commented:

"After nine months, four increasingly compelling proposals, and every effort a committed acquiror could reasonably make to engage constructively, we are deeply disappointed that the Genco Board's first substantive response is an outrageous demand that, taken together, would give Genco shareholders what they believe to be full NAV in cash while also handing them ownership of approximately 47% of the combined company through three Diana shares per Genco share. It took nine months of considerable, sustained public pressure from Genco's own shareholders to bring the Board to the table, and when that moment finally arrived, the Board made it clear that it has no interest in constructive engagement to reach an agreement to deliver premium value to all Genco shareholders. We gave this process every opportunity to succeed, and Genco's response has left us no choice but to withdraw our proposal at this time.

"We are left to question who the Genco Board is interested in serving. We believe shareholders deserve a board that will act in their best interests, but by establishing that there is no reasonable price to acquire Genco, the Genco Board has demonstrated that it is fully misaligned with shareholders. The Board is only interested in protecting management’s jobs, compensation and power, and has no interest in delivering premium value to shareholders.

“I want to be clear: we are not going away. Diana remains Genco's largest shareholder, and we will continue to monitor its performance closely, raise these issues publicly, and hold the Genco Board and management team accountable for every commitment made to shareholders throughout this process, including commitments about standalone value, dividend growth, and a Comprehensive Value Strategy that they strenuously argued is superior to what Diana offered. That case will now be tested in the market. Shareholders have unfortunately lost the opportunity to receive a substantial premium today as a result of the Genco Board’s actions. Their decision will be part of the record against which this Board and management team are judged. Shareholders will have every opportunity to evaluate the outcome for themselves, and so will we."

The full text of Genco’s letter to Diana is below:

GENCO SHIPPING & TRADING LIMITED

299 PARK AVENUE

12TH FLOOR

NEW YORK, NEW YORK 10171

646-443-8550

VIA EMAIL

August 14, 2026

Diana Shipping Inc.

c/o Diana Shipping Services S.A.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Subject: Update on Financial Advisor Meeting

Dear Semiramis and Ioannis,

We are pleased to be advancing our ongoing engagement. As you are aware, our respective financial advisors met on August 13th to discuss and negotiate improvements to your latest proposal, including its price, structure and terms.

We have been clear that any offer to acquire Genco needs to adequately compensate shareholders for the full underlying value of our assets (NAV) and provide an appropriate control premium. Our advisors outlined the following criteria our Board determined would be necessary to achieve a transaction that fully and fairly compensates Genco shareholders:

•	$27.50 per share in cash. Genco’s NAV is currently estimated at $27.50 based on independent third-party broker valuations. In addition, the independent third-party broker valuations recently obtained by the Company show that vessel values are continuing to rise. Given the cash liquidation value of our fleet represented by NAV, having the cash component of a transaction equivalent to NAV helps ensure our shareholders are adequately compensated for the underlying value of our assets, and that they receive no less than they would in a liquidation. We understand based on our discussions and your public releases that a cash component in this amount is feasible under your stated fully committed financing of $1.412 billion.

•	Provide shareholders with the benefit of the currently projected dividends. Based on Diana’s public statements that its cash offer would be reduced by dividends declared, your offer is declining at a time when Genco’s NAV is increasing in a rising market. The cash component of your current offer is being reduced by our Q2 dividend of $0.80 to $24.00, and your offer would again be reduced following our Q3 and Q4 dividends. This will prevent Genco shareholders from receiving over $2.00 per share in aggregate dividends projected for Q3 and Q4 2026. Our shareholders are entitled to benefit from Genco’s compelling expected dividends, and we believe that any reduction of your offer would transfer value away from Genco shareholders.

•	Three Diana shares. Shareholders deserve a control premium to NAV that reflects the value of Genco’s sizeable and industry-leading platform in a rising market. Given the large dilution expected from the transaction and the potential share depreciation from Genco shareholders who may sell out, a single Diana share does not provide compelling value for shareholders. Including three Diana shares in the transaction would provide a more meaningful premium for Genco shareholders and an ability for shareholders to potentially participate in the future of the combined company. In addition, it would compensate Genco shareholders for the relative voting power of Diana’s common shares under Diana’s preferred share structure.

Our Board remains committed to taking actions that are in the best interests of our shareholders. Given current market dynamics and the continued rise in asset values, we ask that you please get back to us by August 24, 2026. We stand ready to engage further to explore whether we can find an agreement that meets the requirements outlined above and delivers full and fair value to Genco shareholders.

Sincerely,

John C. Wobensmith	Kathleen C. Haines
Chairman of the Board and Chief Executive Officer	Lead Independent Director

About Diana Shipping Inc.

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana or its management team, which are other than statements of historical facts.

These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, Diana cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Genco with, or furnished by Genco to, the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Diana undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.